                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K



                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934




                     For the Period Ended December 31, 2001
                                          -----------------

                         Commission File Number 1-11373
                                                --------

            PROFIT SHARING PLAN OF BINDLEY WESTERN INDUSTRIES, INC.,
            --------------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------
                              (Full Title of Plan)


                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017


         (Name of Issuer of the Securities Held Pursuant to the Plan and Address of its Principal Executive Office)

                                TABLE OF CONTENTS
                                -----------------





         SIGNATURE...........................................................1

         INDEPENDENT AUDITORS' REPORT........................................2

         FINANCIAL STATEMENTS:

         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
         WITH FUND INFORMATION, AT DECEMBER 31, 2001 AND 2000..............3-4

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
         PLAN BENEFITS, WITH FUND INFORMATION,
         FOR THE YEAR ENDED DECEMBER 31, 2001................................5

         NOTES TO FINANCIAL STATEMENTS....................................6-10

         SCHEDULES:*

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT
         DECEMBER 31, 2001..................................................11


         *NOTE - OTHER SCHEDULES HAVE BEEN OMITTED BECAUSE THEY
          ARE NOT APPLICABLE.

         EXHIBITS:

         EXHIBIT 23 - CONSENT OF INDEPENDENT ACCOUNTANTS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                             PROFIT SHARING PLAN OF
                             BINDLEY WESTERN INDUSTRIES, INC.,
                             AND SUBSIDIARIES



Date:  June 28, 2002         /s/ Richard J. Miller
                             -------------------------------------------------
                             Richard J. Miller, Plan Committee Member

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Administrator and
Administrative Committee of
The Profit Sharing Plan of Bindley
Western Industries, Inc. and Subsidiaries:

         We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                 /s/ ENT & IMLER CPA GROUP, PC

Indianapolis, Indiana
June 14, 2002

                             PROFIT SHARING PLAN OF
                        BINDLEY WESTERN INDUSTRIES, INC.
                                AND SUBSIDIARIES

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
   --------------------------------------------------------------------------
                                DECEMBER 31, 2001
                                -----------------



                                                                    Fund Information
                              -------------------------------------------------------------------------------------------------
                                Cardinal       Victory                    Victory                      American
                                 Health       Investment     Victory     U.S. Gov't     American      Washington        PHC
                                 Common      Quality Bond    Balanced   Obligations   EuroPacific  Mutual Investors   Common
                               Stock Fund        Fund          Fund         Fund      Growth Fund        Fund          Stock
                              ------------    ---------   ------------   ---------   ------------   ------------   ------------
ASSETS:

  Investments, at fair value  $ 16,056,341    $       -   $  3,010,905   $       -   $    966,511   $  4,667,038   $  6,726,244

  Receivables:
     Employer contributions      1,016,522            -        361,132           -        170,471        529,331              -
     Employee contributions          9,207            -          2,467           -          1,945          4,441              -

  Accrued investment income          6,330            -              -           -              -              -             15
                              ------------    ---------   ------------   ---------   ------------   ------------   ------------
    Net assets available
      for plan benefits       $ 17,088,400    $       -   $  3,374,504   $       -   $  1,138,927   $  5,200,810   $  6,726,259
                              ============    =========   ============   =========   ============   ============   ============


                                                                    Fund Information
                              -------------------------------------------------------------------------------------------------

                                Franklin       Victory      Fidelity       Victory        Victory
                                Small Cap       Stock      Adv Equity    Intermediate       Govt
                                 Growth         Index        Growth         Income        Reserves         Loan
                                  Fund          Fund          Fund           Fund           Fund           Fund          Total
                              ------------   ----------   ------------   ------------   ------------   ------------   ------------
ASSETS:

  Investments, at fair value  $  1,864,972   $  750,294   $    869,877   $  1,422,545   $  7,692,201   $    161,585   $ 44,188,513

  Receivables:
     Employer contributions        338,332      213,786        224,595        199,234      1,063,734              -      4,117,137
     Employee contributions          3,615        2,332          2,432          1,443            867              -         28,749

  Accrued investment income              -            -              -              -              -              -          6,345
                              ------------    ---------   ------------      ---------   ------------   ------------   ------------
    Net assets available
      for plan benefits       $  2,206,919   $  966,412   $  1,096,904   $  1,623,222   $  8,756,802   $    161,585   $ 48,340,744
                              ============   ==========   ============   ============   ============   ============   ============

   See auditors' report and accompanying notes to the financial statements

                             PROFIT SHARING PLAN OF
                        BINDLEY WESTERN INDUSTRIES, INC.
                                AND SUBSIDIARIES

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
   --------------------------------------------------------------------------
                                DECEMBER 31, 2000
                                -----------------


                                                                       Fund Information
                                   -------------------------------------------------------------------------------------------

                                                    Victory                        Victory                          American
                                        BWI        Investment       Victory       U.S. Gov't         American      Washington
                                       Common     Quality Bond      Balanced      Obligations      EuroPacific  Mutual Investors
                                       Stock          Fund            Fund            Fund         Growth Fund        Fund
                                   ------------   ------------    ------------    ------------    ------------    ------------
ASSETS:

  Investments, at fair value       $ 15,113,504   $  1,192,174    $  2,788,702    $  9,520,792    $  1,095,152    $  4,318,533

  Receivables:
     Employer contributions             883,439        145,302         344,308         422,339         206,304         507,604
     Employee contributions              32,866          3,061           8,222           7,032           5,938          12,774

  Accrued investment income               1,435              -               -               -               -               -

                                   ------------   ------------    ------------    ------------    ------------    ------------

    Total assets                     16,031,244      1,340,537       3,141,232       9,950,163       1,307,394       4,838,911

LIABILITIES:

  Other liabilities                           -         (2,721)         (6,930)         (5,853)         (4,943)        (10,691)

                                   ------------   ------------    ------------    ------------    ------------    ------------
    Net assets available
      for plan benefits            $ 16,031,244   $  1,337,816    $  3,134,302    $  9,944,310    $  1,302,451    $  4,828,220
                                   ============   ============    ============    ============    ============    ============


                                                                        Fund Information
                                   -------------------------------------------------------------------------------------------

                                                    Franklin         Victory         Fidelity
                                       PHC          Small Cap         Stock         Adv Equity
                                      Common         Growth           Index           Growth          Loan
                                       Stock          Fund            Fund            Fund            Fund          Total
                                   ------------   ------------    ------------    ------------    ------------   ------------
ASSETS:

  Investments, at fair value       $  9,725,189   $  2,017,599    $    651,810    $  1,082,023    $     52,819   $ 47,558,297

  Receivables:
     Employer contributions                   -        369,645         141,177         191,974               -      3,212,092
     Employee contributions                   -         10,904           2,868           4,909               -         88,574

  Accrued investment income                  75              -               -               -               -          1,510

                                   ------------   ------------    ------------    ------------    ------------   ------------

    Total assets                      9,725,264      2,398,148         795,855       1,278,906          52,819     50,860,473

LIABILITIES:

  Other liabilities                           -         (9,357)         (2,399)         (4,241)              -        (47,135)

                                   ------------   ------------    ------------    ------------    ------------   ------------
    Net assets available
      for plan benefits            $  9,725,264   $  2,388,791    $    793,456    $  1,274,665    $     52,819   $ 50,813,338
                                   ============   ============    ============    ============    ============   ============

   See auditors' report and accompanying notes to the financial statements

                             PROFIT SHARING PLAN OF
                        BINDLEY WESTERN INDUSTRIES, INC.
                                AND SUBSIDIARIES

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
 -------------------------------------------------------------------------
                                  INFORMATION
                                  -----------
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                      ------------------------------------



                                                                              Fund Information
                                           ---------------------------------------------------------------------------------------

                                             Cardinal       Victory                      Victory                        American
                                              Health      Investment      Victory      U.S. Gov't     American         Washington
                                              Common     Quality Bond     Balanced     Obligations   EuroPacific    Mutual Investors
                                            Stock Fund       Fund           Fund          Fund       Growth Fund         Fund
                                           ------------   -----------    -----------    -----------   ------------    ------------
Contributions:
      Employer                             $  1,016,522   $         -    $   361,132    $         -   $    170,471    $    529,331
      Employee                                  758,737        92,112        291,963        220,296        170,756         451,961
      Rollover                                   62,151         3,005          2,386          1,270         11,774           2,404
                                           ------------   -----------    -----------    -----------   ------------    ------------

        Total contributions                   1,837,410        95,117        655,481        221,566        353,001         983,696
                                           ------------   -----------    -----------    -----------   ------------    ------------

Investment Income:
      Interest and dividends                     37,715        58,685        232,382             14         23,082         195,291
      Realized gains/(losses)                 4,494,477        22,874        (38,791)       684,457       (116,694)        (10,415)
      Net appreciation (depreciation) in
         fair value of investments           (4,031,479)          416       (329,198)      (422,798)       (62,068)       (144,897)
                                           ------------   -----------    -----------    -----------   ------------    ------------

        Total investment income                 500,713        81,975       (135,607)       261,673       (155,680)         39,979
                                           ------------   -----------    -----------    -----------   ------------    ------------

            Total additions (deductions)      2,338,123       177,092        519,874        483,239        197,321       1,023,675

Distributions to participants                  (934,151)      (96,981)      (328,604)    (4,504,402)      (121,258)       (517,580)
Administrative expenses                         (52,204)         (744)        (2,313)        (5,794)        (1,183)         (3,389)
Net transfers (to) from other funds            (294,612)   (1,417,183)        51,245     (5,917,353)      (238,404)       (130,116)
                                           ------------   -----------    -----------    -----------   ------------    ------------

Net increase (decrease) in net assets
      available for plan benefits             1,057,156    (1,337,816)       240,202     (9,944,310)      (163,524)        372,590

Beginning of year                            16,031,244     1,337,816      3,134,302      9,944,310      1,302,451       4,828,220
                                           ------------   -----------    -----------    -----------   ------------    ------------
End of year                                $ 17,088,400   $         -    $ 3,374,504    $         -   $  1,138,927    $  5,200,810
                                           ============   ===========    ===========    ===========   ============    ============


                                                                       Fund Information
                                           --------------------------------------------------------------------------------

                                                             Franklin         Victory         Fidelity        Victory
                                               PHC           Small-Cap         Stock         Adv Equity    Intermediate
                                              Common          Growth           Index           Growth         Income
                                              Stock            Fund            Fund             Fund           Fund
                                           ------------    ------------    ------------    ------------    ------------
Contributions:
      Employer                             $          -    $    338,332    $    213,786    $    224,595    $    199,234
      Employee                                        -         318,878         144,402         180,848          27,116
      Rollover                                        -          18,755           6,230          15,550              37
                                           ------------    ------------    ------------    ------------    ------------

        Total contributions                           -         675,965         364,418         420,993         226,387
                                           ------------    ------------    ------------    ------------    ------------

Investment Income:
      Interest and dividends                        449           4,942          68,601             908          15,568
      Realized gains/(losses)                 1,081,966        (438,070)       (248,296)       (209,831)          1,293
      Net appreciation (depreciation) in
         fair value of investments           (2,759,385)        (31,422)         25,806         (15,811)        (17,486)
                                           ------------    ------------    ------------    ------------    ------------

        Total investment income              (1,676,970)       (464,550)       (153,889)       (224,734)           (625)
                                           ------------    ------------    ------------    ------------    ------------

            Total additions (deductions)     (1,676,970)        211,415         210,529         196,259         225,762

Distributions to participants                  (295,705)       (149,502)        (58,599)       (115,318)        (18,631)
Administrative expenses                         (18,034)         (1,685)           (984)         (1,291)           (255)
Net transfers (to) from other funds          (1,008,296)       (242,100)         22,010        (257,411)      1,416,346
                                           ------------    ------------    ------------    ------------    ------------

Net increase (decrease) in net assets
      available for plan benefits            (2,999,005)       (181,872)        172,956        (177,761)      1,623,222

Beginning of year                             9,725,264       2,388,791         793,456       1,274,665               -
                                           ------------    ------------    ------------    ------------    ------------
End of year                                $  6,726,259    $  2,206,919    $    966,412    $  1,096,904    $  1,623,222
                                           ============    ============    ============    ============    ============


                                                       Fund Information
                                           ---------------------------------------------

                                             Victory
                                              Govt
                                            Reserves          Loan
                                              Fund            Fund             Total
                                           ------------    ------------    ------------
Contributions:
      Employer                             $  1,063,734    $          -    $  4,117,137
      Employee                                   49,880               -       2,706,949
      Rollover                                   10,159               -         133,721
                                           ------------    ------------    ------------

        Total contributions                   1,123,773               -       6,957,807
                                           ------------    ------------    ------------

Investment Income:
      Interest and dividends                          3           6,810         644,450
      Realized gains/(losses)                     2,439               -       5,225,409
      Net appreciation (depreciation) in
         fair value of investments               25,079               -      (7,763,243)
                                           ------------    ------------    ------------

        Total investment income                  27,521           6,810      (1,893,384)
                                           ------------    ------------    ------------

            Total additions (deductions)      1,151,294           6,810       5,064,423

Distributions to participants                  (300,777)         (5,768)     (7,447,276)
Administrative expenses                          (1,865)              -         (89,741)
Net transfers (to) from other funds           7,908,150         107,724               -
                                           ------------    ------------    ------------

Net increase (decrease) in net assets
      available for plan benefits             8,756,802         108,766      (2,472,594)

Beginning of year                                     -          52,819      50,813,338
                                           ------------    ------------    ------------
End of year                                $  8,756,802    $    161,585    $ 48,340,744
                                           ============    ============    ============


   See auditors' report and accompanying notes to the financial statements

                             PROFIT SHARING PLAN OF
                        BINDLEY WESTERN INDUSTRIES, INC.
                                AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                        AS OF DECEMBER 31, 2001 AND 2000
                        --------------------------------


NOTE 1 - DESCRIPTION OF THE PLAN
--------------------------------

         The following brief description of the Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General
-------

         The Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries (the "Plan") is a combined profit sharing and pre-tax savings plan. The purpose of the Plan is to provide retirement income and other benefits to eligible employees of Bindley Western Industries, Inc. and its Subsidiaries ("Bindley").

         Effective January 1, 1994, Bindley adopted the Prism Prototype Plan and Trust (the "Prism Plan"), thereby amending and restating the Plan, which had originally been established January 1, 1979.

         As of February 14, 2001, Bindley Western Industries, Inc. merged with Cardinal Health, Inc. As a result of the merger, all Bindley Western Industries, Inc. common stock held in the participant accounts was converted into Cardinal Health, Inc. common stock at the applicable exchange ratio. Currently, there are no intentions of merging Bindley's plan assets into Cardinal Health, Inc.'s plan assets.

Participation
-------------

         Employees are eligible to participate in the Plan on January 1, April 1, July 1, or October 1, whichever comes first, after completing one year of service and attaining age twenty-one. An employee is considered to have completed one year of service at the end of the first twelve-month period during which the employee has completed not fewer than 1,000 hours of service.

Expenses
--------

         Certain expenses of the plan were paid by Bindley and approximated $8,200 in 2001 and $8,700 in 2000.

Administration
--------------

         At December 31, 2001 the Plan was administered by a committee (the "Committee") appointed by the Human Resources and Compensation Committee of the Board of Directors of Cardinal Health, Inc. ("Cardinal"), the parent corporation of Bindley. The Plan has a trust agreement with Key Trust (the "Trustee") whereby the Trustee receives contributions, invests Plan assets and distributes amounts for benefit payments as directed by the Committee. All trustee's fees and other administrative expenses, exclusive of those incurred in relation to the Committee, are paid by the Plan. (See Note 8, "Significant Event")

Contributions and Allocations to Participants
---------------------------------------------

         Bindley's annual profit sharing contribution to the Plan is a discretionary amount determined by the Board of Directors of Cardinal for the 2001 contribution and the Board of Directors of Bindley for the 2000 contribution. The 2001 and 2000 profit sharing contribution approximated $4,117,000 and $3,212,000, respectively.

         Participants may authorize a pre-tax amount between 1% and 13% of their annual compensation to be contributed on their behalf to the Plan. However, the annual contribution per employee cannot exceed $10,500 for 2001 and 2000. Participants may also make qualified rollover contributions to the Plan.

         Profit sharing contributions are allocated to participants on the basis of the ratio that each participant's compensation bears to the total compensation paid to all Plan participants for the applicable Plan year.

         Forfeitures (the non-vested portion of those participant's accounts who have terminated service with the Company) are used to offset future employer profit sharing contributions. At December 31, 2001 and 2000, forfeited non-vested accounts totaled $0 and $378,197, respectively.

         Income (net of expenses) is allocated on a daily basis based on the ratio of each participant's adjusted beginning balance to the total of all participants' adjusted beginning balances for the applicable investment fund.

Vesting and Distributions
-------------------------

         A participant's interest in their pre-tax employee contributions and the earnings thereon are 100% vested at all times.

         A participant's interest in their profit sharing account is vested as follows:

                    Number of Years                             Percentage
                      of Service                                  Vested
                 ---------------------                        -------------

                     Fewer than 3                                  0%
                     3                                            20%
                     4                                            40%
                     5                                            60%
                     6                                            80%
                     7 or more                                   100%

         In the event of a participant's retirement on or after his 65th birthday, total disability or death, his profit sharing account becomes fully vested.

         Distributions consist of benefit payments to eligible participants, payments of vested amounts to terminated participants and payments to participants who can demonstrate financial hardship. Participants are also able to obtain loans from the Plan. Loans issued under the Prism Plan bear a rate of interest of prime plus 1%. Any loans issued prior to the adoption of the Prism Plan bear interest at a reasonable rate determined by the Committee. The loan fund is utilized as the disbursement fund for loans granted by the Plan.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------

Basis of Accounting
-------------------

         The accounts of the Plan are maintained on the accrual basis of accounting.

Investments and Investment Income
---------------------------------

         Investments are stated at fair value which equals quoted market value or unit values based upon quoted market values. Participant loans are valued at cost, which approximates fair value. Interest and dividends are credited to the accounts when earned.

Payment of Benefits
-------------------

         Upon termination of service, a participant may elect to receive a lump sum amount equal to the value of their account. Benefits are recorded when paid.

Use of Estimates
----------------

         The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


NOTE 3 - INVESTMENTS
--------------------

         The Plan's investments are held by a Trustee. The Plan provides that the contributions will be invested in several different investment programs as directed by each participant. These investment programs range from money market, government secured, fixed income, growth, aggressive funds, and Cardinal's own stock. For the participants who fail to complete the proper investment election forms, these participant accounts are automatically invested in the low risk government secured investment. The net appreciation (depreciation) in fair value for each significant class of investment is shown in the accompanying financial statements as investment income.

Investment Options
------------------

         Under the Prism Plan, participants are able to direct their contributions among several investment options. The investment funds available to participants are as follows:

1. VICTORY INVESTMENT QUALITY BOND FUND - invests primarily in investment-grade bonds issued by corporations and the U.S. Government and its agencies or instrumentalities.

2. VICTORY BALANCED FUND - invests in a diversified portfolio of common stocks and fixed income securities or other collective funds holding these securities.

3. CARDINAL HEALTH, INC. COMMON STOCK FUND - invests in the common stock of the parent Company. (See Note 8, "Significant Event")

4. VICTORY U.S. GOVERNMENT OBLIGATIONS FUND - invests only in short-term securities issued or guaranteed by the U.S. Treasury and repurchase agreements collateralized by U.S. Treasury securities with maturities of thirteen months or less.

5. AMERICAN EUROPACIFIC GROWTH FUND - invests in small and large companies based in industrial nations as well as smaller, developing nations.

6. AMERICAN WASHINGTON MUTUAL INVESTORS FUND - invests primarily in companies that consistently pay dividends and earn more than their dividend payout.

7. PRIORITY HEALTHCARE CORPORATION COMMON STOCK FUND - one time investment in the common stock of Priority Healthcare Corporation, resulting from the Bindley Western Industries, Inc. January 1, 1999 spin-off.

8. FRANKLIN SMALL-CAP GROWTH FUND - invests primarily in the equity securities of small capitalization companies in the United States.

9. VICTORY STOCK INDEX FUND - invests primarily in the common stocks that comprise the S&P 500 Index.

10. FIDELITY ADVISOR EQUITY GROWTH FUND - invests primarily in the common and preferred stocks of companies with above-average growth characteristics.

11. VICTORY INTERMEDIATE INCOME FUND - invests at least 65% of assets in investment-grade debt securities.

12. VICTORY GOVERNMENT RESERVES FUND - invests only in securities issued by the U.S. Government, its agencies and/or instrumentalities.

Fund Transfers
--------------

         Transfers between funds result from participants redirecting their contributions between the funds listed above.

NOTE 4 - PARTY-IN-INTEREST
--------------------------

         Participants in the Plan may invest their contributions/account balances in a Cardinal Health, Inc. Common Stock Fund, which primarily holds shares of Cardinal common stock. At December 31, 2001, this fund held
244,572 Cardinal shares with a historical cost of $10,837,081 and a market value of $15,814,026. At December 31, 2000, this fund held 356,386 Bindley shares with a historical cost of $5,804,048 and a market value of $15,113,504. (See Note 8, "Significant Event")


NOTE 5 - INCOME TAX STATUS
--------------------------

         The Internal Revenue Service issued a determination letter on October 2, 1996 stating that the Plan qualifies for tax-exempt status under the applicable provisions of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management believes the Plan is designed and is currently being administered in accordance with the Internal Revenue Code and ERISA.


NOTE 6 - PLAN TERMINATION
-------------------------

         Although it has not expressed any intent to do so, Cardinal has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


NOTE 7 - DIFFERENCE FROM FORM 5500
----------------------------------

         At December 31, 2001, there are no differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements.


NOTE 8 - SIGNIFICANT EVENT
--------------------------

         On February 14, 2001, Bindley Western Industries, Inc. shareholders voted to approve a merger with Cardinal Health, Inc. This was a stock-for-stock transaction, where Bindley Western Industries, Inc. shareholders received 0.6413 Cardinal Health, Inc. common shares for each outstanding share of Bindley Western Industries, Inc. As a result, all Bindley Western Industries, Inc. common stock held in participant accounts was converted into Cardinal Health, Inc. common stock at the applicable exchange ratio and the Bindley Western Industries, Inc. common stock fund was converted to the Cardinal Health, Inc. common stock fund.

         Also in connection with the merger the Cardinal Health, Inc. Employee Benefits Policy Committee has assumed responsibility for administration of the plan.

                             PROFIT SHARING PLAN OF
                        BINDLEY WESTERN INDUSTRIES, INC.
                                AND SUBSIDIARIES

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                 -----------------------------------------------
                                DECEMBER 31, 2001
                                -----------------


                                                                                                                          Current
                     Identity of Issue                              Description of Investment               Cost           Value
--- --------------------------------------------------------   ---------------------------------------   -----------   ------------

    American EuroPacific Growth Fund                           Registered Investment Company             $ 1,240,292   $   966,511

    Fidelity Adv Equity Growth Fund                            Registered Investment Company               1,127,730       869,877

    Franklin Small Cap Growth Fund                             Registered Investment Company               2,241,748     1,864,972

    Victory Stock Index Fund                                   Registered Investment Company                 780,241       750,294

    Victory Balanced Fund                                      Registered Investment Company               3,291,172     3,010,905

    American Washington Mutual Investors Fund                  Registered Investment Company               4,804,418     4,667,038

    Victory Intermediate Income Fund                           Registered Investment Company               1,440,031     1,422,545

*   Cardinal Health, Inc. Common Stock Fund                    Equity Securities of Cardinal Health Inc.  11,241,199    16,056,341

    Priority Healthcare Corp Common Stock Fund                 Equity Securities of Priority Healthcare      969,791     6,726,244
                                                               Corporation

    Victory Government Reserves Fund                           Registered Investment Company               7,667,122     7,692,201

*   Loans to participants (Interest rates of 8.25% to 9.25%)                                                 161,585       161,585
                                                                                                         -----------   -----------

                                                                                                         $34,965,329   $44,188,513
                                                                                                         ===========   ===========

                      *Denotes party-in-interest.

   See auditors' report and accompanying notes to the financial statements


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